AEP INVESTMENTS, INC.
                     QUARTERLY REPORT PER REQUIREMENTS
                 OF HOLDING COMPANY ACT RELEASE NO. 25667
                 FOR THE QUARTER ENDED SEPTEMBER 30, 1995


                                 CONTENTS

                                                                          Page

Statement of Income and Statement of Retained Earnings                      1

Balance Sheet                                                               2

Statement of Cash Flows                                                     3

Notes to Financial Statements                                               4

                           AEP INVESTMENTS, INC.
                           STATEMENT OF INCOME
                   THREE MONTHS ENDED SEPTEMBER 30, 1995
                                (UNAUDITED)



                                                              (in thousands)

REVENUES                                                            $39

EXPENSES
  Affiliated Services                                                 2
  Ohio Corporate Francise Taxes                                       7

      TOTAL EXPENSES                                                  9

INCOME BEFORE FEDERAL INCOME TAXES                                   30

FEDERAL INCOME TAXES                                                 10

NET INCOME                                                          $20



                      STATEMENT OF RETAINED EARNINGS
                   THREE MONTHS ENDED SEPTEMBER 30, 1995
                                (UNAUDITED)



                                                              (in thousands)

BALANCE AT BEGINNING OF PERIOD*                                   $(8,416)

NET INCOME                                                             20

BALANCE AT END OF PERIOD*                                         $(8,396)

*Parentheses Denote Accumulated Deficit.

The common stock of the Company is wholly owned by American Electric Power Company, Inc.

See Notes to Financial Statements.

                           AEP INVESTMENTS, INC.
                               BALANCE SHEET
                            SEPTEMBER 30, 1995
                                (UNAUDITED)



                                                              (in thousands)

ASSETS

INVESTMENTS:
  Intersource Technologies, Inc.                                  $11,500
  Envirotech Investment Fund I                                        197
  PHPK Technologies, Inc.                                             299
    TOTAL INVESTMENTS                                              11,996

CURRENT ASSETS:
  Cash                                                                 42
  Notes Receivable - Intersource Technologies, Inc.                 1,000
  Accounts Receivable                                                  80
  Prepayments                                                           8

    TOTAL CURRENT ASSETS                                            1,130

DEFERRED FEDERAL INCOME TAXES                                       4,485

DEFERRED CHARGES                                                      234

      TOTAL ASSETS                                                $17,845


CAPITALIZATION AND LIABILITIES

Paid-in Capital                                                   $13,684

Accumulated Deficit                                                (8,396)

  TOTAL CAPITALIZATION                                              5,288

CURRENT LIABILITIES - Taxes Accrued                                    17

PROVISION FOR LOSS - Intersource Technologies, Inc.                12,540

      TOTAL CAPITALIZATION AND LIABILITIES                        $17,845

See Notes to Financial Statements.

                           AEP INVESTMENTS, INC.
                          STATEMENT OF CASH FLOWS
                   THREE MONTHS ENDED SEPTEMBER 30, 1995
                                (UNAUDITED)


                                                              (in thousands)

OPERATING ACTIVITIES:

  Net Income                                                        $ 20

  Changes in Certain Current Assets and Liabilities:
      Accounts Receivable                                            (40)
      Prepayments                                                      6
      Taxes Accrued                                                   13

  Net Cash Flows Used For Operating Activities                        (1)

INVESTING ACTIVITIES - PHPK Technologies, Inc.                      (299)

FINANCING ACTIVITIES - Capital Contributions from Parent Company     299

NET DECREASE IN CASH                                                  (1)

CASH AT BEGINNING OF PERIOD                                           43

CASH AT END OF PERIOD                                               $ 42

SUPPLEMENTAL DISCLOSURE:
  Cash received for income tax refunds was $2,000.

See Notes to Financial Statements.

                           AEP Investments, Inc.
                       Notes to Financial Statements
                            September 30, 1995



PROVISION FOR LOSS

In June 1994 the Company recorded a provision of $12,540,000 ($8,151,000 net of a provision for deferred federal income taxes) for its investment in and receivables from InterSource Technologies, Inc., which has been engaged in development of a new lighting technology called the E-lamp. Efforts are being made to recoup a portion of the investment. The Company has agreed to waive its right to exercise remedies specified in the agreements supporting the $1,040,000 of receivables from InterSource Technologies, Inc. and released its security interest in the collateral.